Exhibit 99.(k)(i)

Prudential Global Funding LLC

Financial Statements

December 31, 2007 and 2006, and for the

Three Years Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Prudential Global Funding LLC:

In our opinion, the accompanying statements of financial position and the related statements of operations, statements of members’ equity and cash flows present fairly, in all material respects, the financial position of Prudential Global Funding LLC (the “Company”) at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as described in Notes 1 and 10 in the financial statements, has extensive transactions and relationships with members of the group.

PricewaterhouseCoopers LLP

New York, NY

November 11, 2008

Prudential Global Funding LLC

Statements of Financial Position

December 31, 2007 and 2006

(in thousands of dollars)	2007	2006

Assets
Cash and cash equivalents	$489,245	$224,628
Trading assets pledged, at fair value	23,749	266,736
Securities purchased under agreements to resell	16,708	49,922
Derivative financial instruments receivable, at fair value	1,369,313	1,159,972
Funds provided as collateral	17,537	1,000
Other assets	7,413	11,513
Total Assets	$1,923,965	$1,713,771
Liabilities and Members’ Equity
Liabilities
Trading liabilities, at fair value	16,961	49,043
Securities sold under agreements to repurchase	28,678	268,910
Due to brokers	2,066	3
Derivative financial instruments payable, at fair value	1,401,437	1,182,935
Funds held as collateral	436,738	181,913
Other liabilities	23,409	11,173
Total Liabilities	$1,909,289	$1,693,977

Commitments and contingencies (See Note 11)	—	—
Members’ Equity (See Note 1)	14,676	19,794
Total Members’ Equity	14,676	19,794
Total Liabilities and Members’ Equity	$1,923,965	$1,713,771

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Statements of Operations

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)	2007	2006	2005

Revenues
Net trading income	$12,853	$10,872	$9,208
Interest income	6,353	12,696	8,885
Total revenues	19,206	23,568	18,093
Interest expense	17,462	18,039	9,161
Revenues, net of interest expense	1,744	5,529	8,932

Expenses
Salaries and benefits	4,944	3,724	2,661
Service charges from affiliates	1,418	1,316	459
Brokerage fees and commissions	67	72	169
Market data services	251	102	112
Professional fees	167	110	506
Other	15	—	111
Total expenses	6,862	5,324	4,018
Income/(loss) before income taxes	(5,118)	205	4,914
Net income/(loss)	$(5,118)	$205	$4,914

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Statements of Members’ Equity

Years Ended December 31, 2007, 2006 and 2005

			Additional		Total	Total
	Common Stock		Paid-in	Retained	Stockholder’s	Members’
(in thousands of dollars, except for share amounts)	Shares	Amounts	Capital	Earnings	Equity	Equity

Balance at December 31, 2004	99	$—	$16,982	$7,893	$24,875	$—
Contributed capital	(99)	—	(16,982)	(7,893)	(24,875)	24,875
Net income	—	—	—	—	—	4,914
Balance at December 31, 2005	—	—	—	—	—	29,789

Net income	—	—	—	—	—	205
Distributions to members	—	—	—	—	—	(10,200)
Balance at December 31, 2006	—	—	—	—	—	19,794

Net loss	—	—	—	—	—	(5,118)
Balance at December 31, 2007	—	$—	$—	$—	$—	$14,676

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)	2007	2006	2005

Cash flows from operating activities
Net income	$(5,118)	$205	$4,914
Adjustments to reconcile net income to net cash from operating activities
Decrease (increase) in operating assets
Trading assets pledged, at fair value	242,987	(87,902)	(123,886)
Derivative financial instruments receivable, at fair value	(209,341)	19,029	214,681
Securities purchased under agreements to resell	33,214	84,602	(32,909)
Funds provided as collateral	(16,537)	(1,000)	271,684
Other assets	4,100	1,390	(520)
Increase (decrease) in operating liabilities
Due to brokers	2,063	(1,594)	(233)
Trading liabilities, at fair value	(32,082)	(84,730)	32,348
Derivative financial instruments payable, at fair value	218,502	(399)	(213,848)
Other liabilities	12,235	(3,724)	(2,477)
Funds held as collateral	254,825	139,927	(25,375)
Net cash from operating activities	504,849	65,804	124,379

Cash flows from financing activities
Distributions paid to members	—	(10,200)	—
Securities sold under agreements to repurchase	(240,232)	88,718	138,320
Proceeds from (payment of) short-term notes payable to affiliate, net	—	—	(181,889)
Net change in financing arrangements (90 days or less)	—	—	(504)
Net cash from/(used in) financing activities	(240,232)	78,518	(44,073)
Net increase in cash and cash equivalents	264,617	144,322	80,306
Cash and cash equivalents at beginning of year	224,628	80,306	—
Cash and cash equivalents at end of year	$489,245	$224,628	$80,306

Supplemental cash flow disclosures
Income taxes paid - affiliated	$1,024	$—	$4,907
Interest paid	$17,145	$10,125	$7,217

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

1.                          Organization and Nature of Operations

Prudential Global Funding LLC, formerly Prudential Global Funding, Inc., (the “Company”) is organized under the laws of the State of Delaware.  The Company principally acts as a derivatives dealer facilitating derivative and related activity for the Prudential Insurance Company of America (“PICA”) and other subsidiaries of Prudential Financial, Inc. (“Prudential”).  On January 1, 2005, the Company converted from a corporation wholly owned by PICA, an indirect wholly owned subsidiary of Prudential, to a multi-member limited liability company and was renamed Prudential Global Funding LLC.  On that date, PICA assigned 1% of its ownership in the Company to the Pruco Life Insurance Company, an Arizona Corporation (“PLAZ”), resulting in the Company having two members with membership interest of 99% and 1%, respectively.  This transaction was treated as a transfer of assets under common control. The effect on the financial statements was a transfer of stockholder’s equity into members’ equity.

The Company generally earns a spread for executing transactions between affiliates and unrelated third parties. This spread, which in the aggregate represents substantially all of the Company’s net trading income, can vary from a percentage of a basis point to several basis points depending upon the nature of the transaction. The spread is determined based on an estimated profit margin that takes into account anticipated collateral and capital requirements, the credit quality of the counterparty, as well as the fixed costs incurred to support the Company’s operations.

The Company has extensive transactions and relationships with PICA and other affiliates.  Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2.                          Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company’s estimates are most significantly impacted by market and credit risks (see Note 8).  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less, including money market funds, time deposits and short-term investments.  As discussed in Note 10, the money market funds are held by Prudential in the Core fund.

Trading Assets and Liabilities

Trading assets pledged and trading liabilities are recorded on a trade date basis and are carried at estimated fair value. Fair value is based on active market prices or broker or dealer quotations.

Trading assets pledged are securities pledged as collateral to counterparties, which in all cases the secured party has the right to rehypothecate.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

Trading liabilities are securities sold, but not yet purchased, and represent liabilities resulting from the sale of securities that are borrowed by the Company. The Company’s affiliated clearing broker borrows securities on behalf of the Company or the Company purchases securities under agreements to resell to satisfy the delivery requirements of these sales.

Gains and losses on trading positions are recorded as net trading income. Interest earned or incurred on trading positions is recorded as interest income or expense.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the statements of financial position at the amounts for which the securities will be subsequently resold or repurchased, plus accrued interest. These amounts are presented in conformity with Financial Accounting Standards Board (FASB) Interpretation No. 41 (“FIN No. 41”), “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchases Agreements”. The Company takes possession of securities purchased under agreements to resell and makes delivery of securities sold under agreements to repurchase. The fair value of securities is monitored, and additional collateral may be obtained when considered appropriate to protect against credit exposure.

Interest income or expense on reverse repurchase and repurchase agreements is recognized over the life of the transactions.

Derivative Financial Instruments Receivable and Payable, at Fair Value

Derivative financial instruments receivable and payable are recorded on trade date and are carried at estimated fair value in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by FASB Statement No. 138 and FASB Statement No. 149.  Unrealized and realized gains and losses are reflected in net trading income (loss). Fair value is based on external market quotes and management’s estimates using internal valuation models. These models utilize, among other factors, interest rates, market prices and market volatility data and liquidity considerations, as applicable. If significant valuation model inputs are not supported by observable market data, the Company values the contract at the transaction price at inception, thus recording no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”.

Derivative financial instruments receivable are net of fair value adjustments, which take into account various factors such as liquidity, bid/offer, and credit considerations.

The Company nets the fair value of all derivative financial instruments with all counterparties for which a master netting arrangement has been executed pursuant to FASB Interpretation No. 39.

The Company manages credit risk by entering into derivative transactions with creditworthy counterparties and obtaining collateral where appropriate and customary, and by limiting single party credit exposures.  At December 31, 2007 and 2006 the Company held collateral posted from counterparties which is comprised of cash of $437 million and $182 million, respectively and securities with a market value of $1,254 million and $545 million, respectively.

Revenue

As described above, the Company earns revenue primarily based on the spread between offsetting transactions it has entered into with both affiliated and unaffiliated counterparties.  The Company also earns interest income from proprietary trading activities.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

Salaries and Benefits Expense

The Company receives a charge to cover its share of salaries as well as employee benefits expenses.  Employee benefit expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans.  Some of these benefits are based on final group earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. Prudential sponsors voluntary savings plans for the Company’s employees (401(k) plans).  The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4 percent of annual salary.  The expense allocated to the Company for the matching contribution to the plans was $56 thousand, $43 thousand and $30 thousand in 2007, 2006 and 2005, respectively.

The Company’s share of net expense for the pension plans was $125 thousand, $119 thousand and $63 thousand in 2007, 2006 and 2005, respectively.

Share-based Payments

Prudential Financial issues employee share-based compensation awards, under a plan authorized by the Board of Directors, that are subject to specific vesting conditions; generally the awards vest ratably over a three-year period, “the nominal vesting period,” or at the date the employee retires (as defined by the plan), if earlier. Compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (vesting period). For awards granted prior to January 1, 2006 that specify an employee vests in the award upon retirement, the Company accounts for those awards using the nominal vesting period approach. Under this approach, the Company records compensation expense over the nominal vesting period. If the employee retires before the end of the nominal vesting period, any remaining unrecognized compensation cost is recognized at the date of retirement. For awards granted subsequent to January 1, 2006, compensation cost is recognized on the date of grant for awards issued to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period.

The Company was charged $129 thousand, $100 thousand and $62 thousand for stock options in 2007, 2006 and 2005, respectively. Additionally, the company was charged $197 thousand, $165 thousand and $135 thousand in 2007, 2006 and 2005 for restricted stock-based compensation, respectively.

Fair Value of Financial Instruments

Fair values have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values.  For cash and cash equivalents, short-term investments and short-term notes payable-affiliated, carrying value equals fair value due to the short-term nature of these instruments.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” an amendment of FASB Statement No. 133. This statement amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 161 on the notes to the consolidated financial statements.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” This statement, which addresses the accounting for business acquisitions, is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited, and generally applies to business acquisitions completed after December 31, 2008. Among other things, the new standard requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new standard also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to December 31, 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. The Company’s adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent Company as a component of equity. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. Upon adoption, SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Company’s adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively to financial statements for all periods presented. The company adopted FIN 39-1 on January 1, 2008. As a result of adopting FIN 39-1, the Company will present derivative financial instruments receivable and payable, at fair value, net of cash collateral. Under the FSP guidance, derivative financial instruments receivable and payable, at fair value as of Dec. 31, 2007, will be reduced by approximately $437 million and $18 million, respectively.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company adopted SFAS No. 159 on January 1, 2008 and has elected not to apply the option to any of its existing financial assets or liabilities.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company adopted FIN No. 48 on January 1, 2007, and it did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company adopted SFAS No. 157 on January 1, 2008. The Company’s adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

3.                          Derivative Financial Instruments

Types of Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the values of securities or commodities. Derivative financial instruments used by the Company primarily include interest rate swaps, currency swaps, credit default swaps, forwards, futures, and option contracts and may be exchange-traded or contracted in the over-the-counter market. The Company transacts most of its third party derivative financial instruments with global investment banking institutions.  The fair value of derivative financial instruments can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility and liquidity as well as other factors. The fair value can also be affected by changes in estimates and assumptions used in pricing models.

Under interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between two defined interest rate amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Under currency forwards, the Company agrees to deliver or receive a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

Under currency swaps, the Company agrees to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Under swaption agreements, the buyer has the right but not the obligation to enter into an interest rate swap at a specific date in the future, at a particular fixed rate, for a particular term.   Similarly under option agreements the buyer has the right but not the obligation to purchase a referenced asset at a particular date or dates in the future for an agreed upon price.

Under credit derivatives, the Company agrees to make or receive payments contingent upon the occurrence of a specified credit event associated with a specific cash instrument or instruments.  Depending on whether the Company is a writer or buyer of the derivative, the Company will receive or make premium payments under such contracts.

Under exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced investments, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

The table below sets forth the gross fair value of each class of derivative financial instruments held or issued by the Company, a reconciliation of such amounts to the presentation of derivative financial instruments pursuant to FASB Interpretation No. 39 in the statement of financial position, as well as a breakdown of affiliated and third party amounts.

	December 31, 2007 Fair Value			December 31, 2006 Fair Value
(in thousands)	Assets	Liabilities	Net	Assets	Liabilities	Net

Interest rate swaps and forward rate agreements	$2,380,257	$(2,403,102)	$(22,845)	$963,350	$(1,002,682)	$(39,332)
Foreign exchange swaps and forward agreements	1,103,445	(1,075,994)	27,451	1,144,048	(1,116,877)	27,171
Equity options	575,818	(601,945)	(26,127)	225,318	(242,035)	(16,717)
Credit derivatives	139,365	(138,741)	624	25,601	(24,977)	624
Options and swaptions	74,667	(85,894)	(11,227)	77,346	(72,055)	5,291
Total	$4,273,552	$(4,305,676)	(32,124)	$2,435,663	$(2,458,626)	(22,963)
Impact of Fin No. 39	$(2,904,239)	$2,904,239	—	$(1,275,691)	$1,275,691	—

Derivative instruments receivable (payable), at fair value	$1,369,313	$(1,401,437)	$(32,124)	$1,159,972	$(1,182,935)	$(22,963)

Affiliated	2,059,561	(2,151,048)	(91,487)	1,350,142	(1,246,413)	103,729
Third Party	2,213,991	(2,154,628)	59,363	1,085,521	(1,212,213)	(126,692)
Total, net	$4,273,552	$(4,305,676)	$(32,124)	$2,435,663	$(2,458,626)	$(22,963)

4.                          Trading Activities

The table below sets forth net trading income by type of financial instrument.

(in thousands)	2007	2006	2005

Derivative financial instruments	$(1,608)	$3,959	$8,238
Trading assets/liabilities	14,461	6,913	970
Total, net	$12,853	$10,872	$9,208

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

5.                          Trading Assets and Liabilities

Trading assets pledged, at December 31, were as follows:

(in thousands)	2007	2006
U.S. Government securities	$23,749	$266,736

Trading liabilities at December 31, were as follows:

(in thousands)	2007	2006
U.S. Government securities	$16,961	$49,043

6.                          Reverse Repurchase Agreements

The Company enters into purchases of securities under agreements to resell substantially identical securities. At December 31, 2007 and 2006, reverse repurchase agreements amounted to approximately $17.0 million and $50.0 million, respectively, and consisted of U.S. Government securities. As of December 31, 2007 and 2006, the Company had received securities as collateral that can be repledged, sold or otherwise used with a fair value of approximately $17.0 million and $50.0 million, respectively.  All of these securities were repledged, sold or otherwise used generally as collateral under repurchase agreements or to cover short sales. The amounts advanced under these agreements are reflected as assets on the statements of financial position.  Additionally, the Company is eligible to receive additional collateral based on the fair value of the underlying securities held.

7.                          Repurchase Agreements

The Company enters into sales of securities under agreements to repurchase substantially identical securities to fund the Company’s trading activities. These agreements generally mature within 90 days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction plus accrued interest. The Company may be required to provide additional collateral based on the fair value of the underlying securities. At December 31, 2007 and 2006, the value of outstanding repurchase agreements were approximately $29.0 million and $268.9 million, respectively.

8.                          Market and Credit Risk

The Company’s risk management program includes the identification and the measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities. The Company considers risk management an integral part of its core business.

Market Risk

In the normal course of business, the Company enters into transactions in trading assets, trading liabilities and financial contracts with off-balance-sheet risk. These instruments are carried at their current estimated fair value, generally by obtaining quoted market prices or through the use of pricing models.  Values can be affected by changes in interest rates, foreign exchange rates, financial indices,

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

value of securities or commodities, credit spreads, market volatility, and liquidity as well as other factors.  Values can also be affected by changes in estimates and assumptions used in pricing models.  Any change in these variables could result in adjustment of the amounts recognized on the financial statements being included currently in both the statements of financial position and operations.

The Company is also exposed to market risk due to the fluctuation in the market or fair value of securities owned and securities sold, but not yet purchased. Securities sold, but not yet purchased, represent obligations to the Company to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly these transactions result in off-balance sheet risk as the Company’s ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statements of financial position.

The Company’s primary components of market risk include interest rate risk, foreign exchange risk, swap spread risk, volatility risk and yield curve risk. These are monitored on a daily basis across all products by calculating the profit and loss impact of potential changes in market risks over a one-day period. To manage exposure to these risks in connection with its trading activities, the Company may hedge its exposure by purchasing or selling futures contracts, entering into forward contracts, purchasing or selling government securities, purchasing or selling exchange traded interest rate or equity options, or entering into offsetting transactions. These hedging instruments are carried at fair value and contain elements of market and credit risk associated with the execution, settlement and financing of these instruments similar to the financial contracts described above.

Credit Risk

Credit risk arises from the potential inability of counterparties to meet the terms of their contracts. The Company evaluates and records a fair value adjustment against trading income to recognize counterparty credit exposure. The expected credit exposure for each trade is initially estimated on the trade date and is determined by observing available market data, including the market value, historical default probabilities, market volatilities and, if applicable, the legal right of set off.  The Company evaluates the credit-worthiness of its counterparties by reviewing formal internal credit analyses and by referring to ratings of widely accepted credit rating services. Counterparty credit limits are determined based on this analysis and counterparty credit exposures are monitored in accordance with these limits. These exposures are continually monitored and may be adjusted for changes in the credit quality of the counterparty, changes in interest and currency rates or changes in other factors affecting credit exposure.  In the event counterparties are unable to fulfill their contractual obligations, future losses due to defaults may exceed estimated amounts currently recognized in the statements of financial position and operations.

The Company may obtain cash and/or investment grade securities from certain counterparties as collateral to mitigate its credit exposure. In addition, the Company enters into over-the-counter swaps pursuant to master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Likewise, the Company effects exchange traded futures and options through regulated exchanges and these positions are marked to market on a daily basis. The Company posts variation margin on a daily basis in an amount equal to the difference in the daily market values of the exchange traded futures and options contracts.

The Company assesses credit risk by counterparty based on transactions with each respective counterparty. Assuming nonperformance by all counterparties on all derivative contracts potentially subject to a loss, the maximum potential loss, based on the replacement cost at market rates prevailing at December 31, 2007 and 2006, was approximately $1,411 million and $1,184 million, respectively.  This value is net of amounts offset pursuant to rights of setoff and qualifying master netting arrangements with various counterparties. The maximum potential loss will increase or decrease during the life of a transaction based on current market prices.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

9.                          Income Taxes

On January 1, 2005, the Company changed its corporate form to a Multi Member Limited Liability Company. In accordance with federal and applicable state tax law, the Company is treated as a partnership of its member owners, PICA and PLAZ. The member owners are included in the consolidated federal income tax return of Prudential. The member owners also file separate state income tax returns and are included in certain consolidated state income tax returns.

All federal and state income tax liabilities and/or benefits incurred after January 1, 2005 are passed through to the member owners in accordance with the Internal Revenue Code.  Accordingly, the Company did not accrue current or deferred income taxes in 2007 and 2006.  See Note 10.

Prior to converting to a Limited Liability Company, the Company was a member of a group of affiliated companies which joined in filing a consolidated federal income tax return. In addition, the Company also filed separate state and local income tax returns. Pursuant to the tax allocation agreement for years prior to January 1, 2005, federal, state and local income tax expense was determined on a separate company basis. Members with losses recorded current tax benefits to the extent such losses are recognized in the consolidated federal and state tax provisions. Deferred income taxes were generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

On January 1, 2007, the Company adopted FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.  This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return.  The Company does not have any unrecognized tax benefits at January 1, 2007 or December 31, 2007, and adoption of FIN No. 48 did not have any effect on the Company’s financial position or results of operations.

The Company classifies all interest and penalties related to tax uncertainties as income tax expense.  In 2007, the Company recognized no tax-related interest and penalties.

In December 2006, the Internal Revenue Service (the “Service”) completed all fieldwork with regards to its examination of the consolidated federal income tax returns for tax years 2002-2003. Prudential submitted the final report to the Joint Committee on Taxation for their review in April 2007, March 2008, and April 2008.  Prudential is responding to the Service’s request for additional information.  The statute of limitations for the 2002-2003 tax years is currently set to expire in 2009.

In January 2007, the Service began an examination of tax year 2004.  The Company’s tax returns for 2005 and 2006 are open for examination by the Service.

10.                   Transactions with Affiliates

Guaranty

The Company’s payment obligations under derivative financial instruments have been guaranteed by an affiliate of the Company.  This credit enhancement is integral to the Company’s business operations.  The maximum exposure under these guarantees may be calculated at any point by estimating the replacement cost, on a net present value basis, for each guaranteed contract for which there is a cost. While this amount will vary as a result of changes in fair value, the maximum exposure under this guarantee at December 31, 2007 and 2006 was approximately $1,401 million and $1,183 million, respectively.  The Company does not pay a fee in consideration for this guaranty. Since inception, no payments have been required under this guaranty.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

Service Agreement

The Company’s general and administrative expenses are charged to the Company using allocation methodologies based on business processes.  The Company periodically reviews its allocation methodology and may adjust it from time to time.  Such changes were made in 2007 and 2006 to increase the allocation of costs incurred by Prudential Insurance to process transactions on its behalf.  Management believes that such methodology is reasonable.  The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. Under these agreements, the expenses were approximately $6.6 million, $5.2 million, and $3.7 million in 2007, 2006, and 2005, respectively.

Related receivables and payables under the aforementioned agreements are billed quarterly and are due on demand. The related payables included in “other liabilities” were approximately $0.6 million and $0.4 million at December 31, 2007 and 2006, respectively.

Securities Posted as Collateral

As many of the Company’s transactions with third parties are a direct result of transactions with affiliates, the Company maintains custody of collateral from affiliates for purposes of repledging amounts to third parties, which are not included in the accompanying statement of financial position. At December 31, 2007 and 2006, the Company maintained custody of collateral approximating $480.4 million and $540.4 million, respectively.  At December 31, 2007 and 2006, the Company repledged affiliate collateral to third parties with a market value of $455.4 million and $334.6 million, respectively.

Taxes Payable

As of December 31, 2007 and 2006, the Company had a federal tax liability of $0 for both years and a state tax liability of $0 and $0.1 million, respectively, due to its parent company.  The 2006 tax liabilities were the result of a modification to the 2004 market value adjustment/reserve calculation, which led to a $2.5 million release of reserves and corresponding increase in net income.  The Company paid its 2006 tax liabilities in June 2007.

Core Fund

At December 31, 2007 and 2006, the Company had cash equivalents of $467.2 million and $224.6 million in the Core fund.  The Core fund process entails participating subsidiaries sending excess cash to Prudential on a daily basis. The result is a “pool” of net investments at Prudential, which is invested in short term investments and earns interest income.  The interest income earned on the pool is allocated out to each Core fund participant based on their proportional investment in the Core fund.  Prudential Investment Management, Inc., an affiliate of the Company, manages those short-term investments.

11.                   Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain representations that provide general indemnifications relating to the derivative financial instruments and master netting agreements or the use of third party products or services. While future exposure under these arrangements is unknown, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to legal and regulatory actions in the ordinary course of its business.  The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

Prudential Global Funding LLC

Notes to Financial Statements

December 31, 2007 and 2006

The Company may enter into agreements that contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on specific changes in an underlying variable that is related to an asset, a liability, or an equity security of the related party. The Company’s agreements, which are more fully described in Note 3, contingently require us to pay amounts based upon changes in market prices and interest rates and the occurrence of specified credit events.  These derivative contracts include credit derivatives for the sale of credit protection, and written options, such as interest rate options, swaptions, foreign exchange rate options, and equity security options.

The Company writes credit default swap obligations requiring payment of principal due in exchange for the reference credit obligation, depending on the nature or occurrence of specified events for the referenced entities. In the event of a specified credit event, the Company’s maximum amount at risk, assuming the value of referenced credits become worthless, is $1,618 million at December 31, 2007. The credit default swaps generally have maturities of five years or less and the Company has offsetting agreements with related parties.

The Company is a party to complex European look-back option agreements with third parties which could require the Company to make payments related to a shortfall between a protected high watermark value and the net asset value of identified investment funds at certain maturity dates.  While the Company’s ultimate obligation under such agreements cannot be predicted, the agreements require the counterparty to follow certain parameters and proprietary mathematical formulae in making investments decisions.  The Company believes these restraints and other parameters of the agreements reduce the risk that the Company will have to perform under these agreements.  Additionally, the Company has offsetting agreements with a related party.  Both the third party and related party options are recorded at fair value in the financial statements.

12.                   Subsequent Events

Lehman Brothers Holding Inc.

As a result of the Chapter 11 bankruptcy petition filed by Lehman Brothers Holdings Inc. (“Lehman Brothers”) on September 15, 2008, the Company experienced losses approximating $75 million during 2008 related to the unsecured portion of its counterparty exposure on derivative transactions it had entered into with Lehman Brothers and its affiliates. The Company has replaced these derivative positions with various other counterparties.  As a result of the losses incurred from the Lehman Brothers’ bankruptcy filing, the Company will require a capital contribution from its members in 2008.